

June 14, 2018

<u>Via E-mail</u>
Douglas L. Peterson
President and Chief Executive Officer
S&P Global Inc.
55 Water Street
New York, New York 10041

    Re: S&P Global Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2017
             Filed February 9, 2018
             File No. 1-01023

Dear Mr. Peterson:

We have limited our review of your filing to your contacts with a country that has been identified as a state sponsor of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>General</u>

1. It appears that certain of your publications include data, analytics and/or industry information related to Sudan. Sudan is designated as a state sponsor of terrorism by the State Department and is subject to U.S. export controls. You do not include disclosure about Sudan in the Form 10-K. Please describe to us the nature and extent of your past, current and anticipated contacts with Sudan, including any products or services sourced from or provided into that country, whether through subsidiaries, customers or other direct or indirect arrangements.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comment or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Larry Spirgel
       Assistant Director
       Division of Corporation Finance